February 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Digital Corporation
Registration Statement on Form S-1
File No. 333-279884

Ladies and Gentlemen:

Applied Digital Corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-279884), filed with the Securities and Exchange Commission (“SEC”) on May 31, 2024, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement was declared effective on June 12, 2024 and 10,127,425 of the securities covered by the Registration Statement have been sold, which represents all of the shares of common stock of the Company, par value $0.001 per share, issued upon conversion of that certain promissory note issued to the selling stockholder in connection with the Prepaid Advance Agreement, dated May 24, 2024, between the Company and the selling stockholder to which the Registration Statement relates.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the SEC consent to the withdrawal of the Registration Statement, effective as of the date hereof.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please call Steven Siesser of Lowenstein Sandler LLP at (212) 204-8688 with any questions.

Sincerely,

APPLIED DIGITAL CORPORATION

By:	/s/ Saidal Mohmand
Name:	Saidal L. Mohmand
Title:	Chief Financial Officer

Cc:	Steven Siesser, Lowenstein Sandler LLP